EXHIBIT 11

	Three Months	Three Months
	Ended	Ended
	March 31, 2008	March 31, 2007

Net Income	$88,945	16,066

Total weighted average common shares outstanding for basic computation	984,166	1,044,752

Basic earnings per share	$0.09	$0.02

Total weighted average common shares outstanding for basic computation	984,166	1,044,752
Common stock equivalents due to dilutive effect of stock options	0	3,394
Total weighted average common shares and equivalents outstanding for diluted computation	984,166	1,048,146

Diluted earnings per share	$0.09	$0.02